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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                         NATIONAL PROPERTY INVESTORS 5
                           (Name of Subject Company)

                         NATIONAL PROPERTY INVESTORS 5
                       (Name of Persons Filing Statement)


                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)

                                PATRICK J. FOYE
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)




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ITEM 1.           SECURITY AND SUBJECT COMPANY.

                  This Statement relates to units of limited partnership interest of National Property Investors 5, a California limited partnership (the "Partnership"), with its business address located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado, 80222.

ITEM 2.           TENDER OFFER OF THE BIDDER

                  This Statement relates to a tender offer for units of the Partnership by AIMCO Properties, L.P., a Delaware limited partnership (the "AIMCO OP"), with its business address located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

ITEM 3.           IDENTITY AND BACKGROUND

         (a) The name and business address of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

         (b) The tender offer is being made pursuant to an Offer to Purchase, dated July 22, 1999 (the "Offer to Purchase"), a copy of which is included as Exhibit (a)(2) hereto. The information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer" and "The Offer -- Section 11. Conflicts of Interest" and Transaction with Affiliates in the Offer to Purchase is incorporated herein by reference.

ITEM 4.           THE SOLICITATION OR RECOMMENDATION.

         (a), (b) The information set forth in the Offer to Purchase under "The Offer -- Section 10. Position of the General Partner of Your Partnership With Respect to the Offer" is incorporated herein by reference.

ITEM 5.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  Not applicable.

ITEM 6.           RECENT TRANSACTIONS AND INTENT WITH RESPECT TO
                  SECURITIES.



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         (a)      The information set forth in the Offer to Purchase under "The
                  Offer -- Section 9. Background and Reasons for the Offer -- Prior Tender Offers" and "The Offer -- Section 13. Certain Information Concerning Your Partnership -- Beneficial Ownership of Interests in Your Partnership is incorporated herein by reference."

         (b)      Not Applicable.

ITEM 7.           CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE
                  SUBJECT COMPANY.

         (a) -  (b)        Not Applicable.

ITEM 8.           ADDITIONAL INFORMATION TO BE FURNISHED.

                  The Offer to Purchase is incorporated herein by reference.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS

         (a)(1)   Letter to Limited Partners, dated July 22, 1999.

         (a)(2)   Offer to Purchase, dated July 22, 1999 (Exhibit (a)(1) to the
                  Schedule 14D-1 of AIMCO Properties, L.P., dated July 22, 1999, is incorporated hereby by reference)

         (a)(3) Letter of Transmittal, dated July 22, 1999 (Exhibit (a)(2) to the Schedule 14D-1 of AIMCO Properties, L.P., dated July 22, 1999.)

         (b)      Not Applicable.

         (c)      Not Applicable.




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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 22, 1999




                                    NATIONAL PROPERTY INVESTORS 5
                                    a California limited partnership



                                    By:      NPI EQUITY INVESTMENTS, INC.
                                             its General Partner

                                    By:      /s/Patrick J. Foye
                                             -----------------------------
                                             Executive Vice President




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                                 EXHIBIT INDEX



EXHIBIT NO.                DESCRIPTION
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         (a)(1)            Letter to Limited Partners, dated July 22, 1999.

         (a)(2)            Offer to Purchase, dated July 22, 1999 (Exhibit
                           (a)(1) to the Schedule 14D-1 of AIMCO Properties, L.P., dated July 22, 1999, is incorporated herein by reference)

         (a)(3)            Letter of Transmittal, dated July 22, 1999 (Exhibit
                           (a)(2) to the Schedule 14D-1 of AIMCO Properties, L.P., dated July 22, 1999, is incorporated herein by reference)

         (b)               Not Applicable.

         (c)               Not Applicable.



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